August 24, 2006

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant United States Securities & Exchange Comm. 100 F. Street, N.E. Washington, D.C. 20549	via EDGAR

Re:	BNL Financial Corporation Form 10-Q for the Quarterly Period Ended March 31, 2006 Filed May 15, 2006 File Number: 000-16880

Dear Mr. Rosenberg:

On behalf of BNL Financial Corporation (“BNL”), we are responding to your letter dated August 17, 2006, addressed to Mr. Wayne E. Ahart, Chairman of the Board.

This letter is keyed to your comment.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Part II - Other Information, page 11

Item 6. Exhibits and Reports on Form 10-Q, page 11

1. Please amend your filing to include the certifications required by Items 601(B)(31) and (32) of Regulation S-K and the Instruction to this Item in Form 10-Q.

BNL RESPONSE:

On August 21, 2006, BNL filed its amended 10-Q for the quarterly period ended March 31, 2006 with the referenced certifications as exhibits. We have confirmed that such filing, including the exhibits, was received and is published by EDGAR. BNL believes that it did submit the certifications with the filing of its 10-Q for the first quarter of 2006 on the filing date of May 15, 2006. However, the published EDGAR filing does not show such certifications.

Thank you for your attention and assistance in this matter.

Very truly yours,
/s/ Larry W. Burks
_______________

Larry W. Burks

LWB/skj
cc: Mr. Wayne E. Ahart